Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
[redacted](0)20 7659 6000
(0)20 7659 6001
v.brambles.com



21 November 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA



Brambles

**RE: BRAMBLES INDUSTRIES PLC**
**Rule 12g3-2(b) Exemption (File No. 82-5205)**

SUPPL

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.



Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.

FILE NO: 82-5205

**BRAMBLES INDUSTRIES LIMITED**
**HOLDING IN COMPANY**

On 18 November 2005, Commonwealth Bank of Australia notified the Australian Stock Exchange that it had increased its shareholding in Brambles Industries Limited from 9.16% (88,844,183 shares) to 10.18% (98,884,506 shares) with effect from 15 November 2005.

21 November 2005

Contact: Laura Jackson, Company Secretariat
Tel: 44 (0) 20 7659 6030

FILE NO: 82-5205

**SCHEDULE 10**

**NOTIFICATION OF MAJOR INTERESTS IN SHARES**

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

N/A

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

25,037,877

8) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

16 November 2005

11) Date company informed

21 November 2005

12) Total holding following this notification

Not advised

13) Total percentage holding of issued class following this notification (any treasury shares

held by company should not be taken into account when calculating percentage)

Holding below 3.00%

14) Any additional information

15) Name of contact and telephone number for queries

Laura Jackson - 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson, Company Secretariat

Date of notification 21 November 2005

FILE NO: 82-5205

21 November 2005

Brambles Industries plc
Company No: 4134697

2005 Annual General Meeting

Copies of the following documents which were approved at the Annual General Meeting of Brambles Industries plc, held on 25 October 2005 have been submitted to the UK Listing Authority:

(a) resolutions other than resolutions concerning ordinary business; and

(b) a revised version of the Memorandum and Articles of Association.

The documentation referred to above will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel: 020 7066 1000